UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4) *

Asbury Automotive Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

043436104

(CUSIP Number)

May 15, 2007
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures previously provided in a prior cover page.

The remainder of this cover page shall be filed out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would altar the disclosure previously provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the Act.

CUSIP No. 043436104	Schedule 13G	Page 2 of 16 Pages

1		NAME OF REPORTING PERSON: FS Equity Partners III, L.P. S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only): 95-4437287
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON* PN

CUSIP No. 043436104	Schedule 13G	Page 3 of 16 Pages

1		NAME OF REPORTING PERSON: FS Capital Partners, L.P. S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only): 95-4439418
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON* PN

CUSIP No. 043436104	Schedule 13G	Page 4 of 16 Pages

1		NAME OF REPORTING PERSON: FS Holdings, Inc. S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only): 95-4416678
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION California
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON* CO

CUSIP No. 043436104	Schedule 13G	Page 5 of 16 Pages

1		NAME OF REPORTING PERSON: FS Equity Partners International, L.P. S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only): 98-0151673
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON* PN

CUSIP No. 043436104	Schedule 13G	Page 6 of 16 Pages

1		NAME OF REPORTING PERSON: FS&Co. International, L.P. S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only): 98-0151773
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON* PN

CUSIP No. 043436104	Schedule 13G	Page 7 of 16 Pages

1		NAME OF REPORTING PERSON: FS International Holdings Ltd. S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only): 98-0193881
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON* CO

CUSIP No. 043436104	Schedule 13G	Page 8 of 16 Pages

1		NAME OF REPORTING PERSON: FS Equity Partners IV, L.P. S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only): 95-4658859
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON* PN

CUSIP No. 043436104	Schedule 13G	Page 9 of 16 Pages

1		NAME OF REPORTING PERSON: FS Capital Partners, L.L.C. S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only): 95-4658858
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON* CO

CUSIP No. 043436104	Schedule 13G	Page 10 of 16 Pages

Item 1.
(a)	The name of the issuer is Asbury Automotive Group, Inc., a Delaware corporation (the “Issuer”).
(b)	The principal executive office of the Issuer is 622 Third Avenue, 37th Floor, New York, NY 10017.
Item 2.
(a)

The names of the filing persons in this statement are: FS Equity Partners III, L.P. (“FSEP III”), FS Capital Partners, L.P. (“Capital Partners”), FS Holdings, Inc. (“Holdings”), FS Equity Partners International, L.P. (“FSEP International”), FS&Co. International, L.P. (“FS&Co.”), FS International Holdings Ltd. (“International Holdings”), FS Equity Partners IV, L.P. (“FSEP IV”) and FS Capital Partners, L.L.C. (“Capital LLC”) and, together with FSEP III, Capital Partners, Holdings, FSEP International, FS&Co., International Holdings and FSEP IV, the “Filing Persons”).

(b)

FSEP III, Capital Partners, FSEP IV and Capital LLC each has its principal business address and its principal office at 11100 Santa Monica Boulevard, Suite 1900, Los Angeles, California 90025. FSEP International, FS&Co. and International Holdings each has its principal business address and its principal office at c/o Paget-Brown & Company, Ltd., West Winds Building, Third Floor, P.O. Box 1111, Grand Cayman, Cayman Islands, British West Indies.

(c)

Each of FSEP III, FSEP International, FSEP IV and Capital Partners is a Delaware limited partnership. Holdings is a California corporation. FS&Co. is a Cayman Islands exempted limited partnership. International Holdings is a Cayman Islands exempted company limited by shares. Capital LLC is a Delaware limited liability company.

(d)	This Schedule 13G related to the common stock, par value $0.01 per share, of the Issuer (the “Common Stock”).
(e)	The CUSIP number of the Common Stock is 043436104.

CUSIP No. 043436104	Schedule 13G	Page 11 of 16 Pages

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐ A parent holding company or control person, in accordance with §240.13d-1(b)(1)(ii)(G) (Note: See Item 7).
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4.	Ownership

On May 15, 2007, the Filing Persons sold all of their remaining shares, an aggregate of 3,922,187, in a registered secondary offering.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

CUSIP No. 043436104	Schedule 13G	Page 12 of 16 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.
Item 8.	Identification and Classification of Members of the Group
See Items 2 and 4.
Item 9.	Notice of Dissolution of Group
Not applicable.
Item 10.	Certification
Not applicable.

CUSIP No. 043436104	Schedule 13G	Page 13 of 16 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 21, 2007

FS EQUITY PARTNERS III, L.P.

By:	FS Capital Partners, L.P.,
Its General Partner

By:	FS Holdings, Inc.
Its General Partner

By:    /s/ John M. Roth

Name: John M. Roth
Title: Vice President

FS CAPITAL PARTNERS, L.P.

By:	FS Holdings, Inc.
Its General Partner

By:	/s/ John M. Roth
Name: John M. Roth
Title: Vice President

FS HOLDINGS, INC.

By:	/s/ John M. Roth
Name: John M. Roth
Title: Vice President

FS EQUITY PARNTERS INTERNATIONAL, L.P.

By:	FS&Co. International, L.P.,
Its General Partner

By:	FS International Holdings Ltd.
Its General Partner

By:    /s/ John M. Roth

Name: John M. Roth
Title: Vice President

FS&CO. INTERNATIONAL, L.P.

By:	FS International Holdings Ltd.
Its General Partner

By:	/s/ John M. Roth
Name: John M. Roth
Title: Vice President

FS INTERNATIONAL HOLDINGS LTD.

By:	/s/ John M. Roth
Name: John M. Roth
Title: Vice President

FS EQUITY PARTNERS IV, L.P.

By:	FS Capital Partners LLC
Its General Partner

By:	/s/ John M. Roth
Name: John M. Roth
Title: Managing Member

FS CAPITAL PARTNERS LLC

By:	/s/ John M. Roth
Name: John M. Roth
Title: Managing Member

EXHIBIT I

JOINT REPORTING AGREEMENT

In consideration of the mutual covenants herein contained, pursuant to Rule 13d-1(k)(1), each of the parties hereto represents to and agrees with the other parties as follows:

1.           Such party is eligible to file a statement or statements on Schedule 13G pertaining to the Common Stock, $0.01 par value per share, of Asbury Automotive Group, Inc. to which this Joint Reporting Agreement is an exhibit for filing of the information contained herein.

2.           Such party is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, PROVIDED that no such party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

3.           Such party agrees that such statement is being filed by and on behalf of each of the parties identified herein, and that any amendment thereto will be filed on behalf of each such party. Each party hereby constitutes and appoints John M. Roth as its true and lawful attorney-in-fact to (a) execute on behalf of the undersigned all forms and other documents to be filed with the Securities and Exchange Commission (the “SEC”), any stock exchange and any similar authority amending or otherwise with respect to the Schedule 13G to which this Joint Reporting Agreement is an exhibit and (b) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to timely file such forms and documents with the SEC, any stock exchange and any other similar authority.

This Joint Reporting Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute one agreement.

Dated: May 21, 2007

FS EQUITY PARTNERS III, L.P.

By:	FS Capital Partners, L.P.,
Its General Partner

By:	FS Holdings, Inc.
Its General Partner

By:    /s/ John M. Roth

Name: John M. Roth
Title: Vice President

FS CAPITAL PARTNERS, L.P.

By:	FS Holdings, Inc.
Its General Partner

By:	/s/ John M. Roth
Name: John M. Roth
Title: Vice President

FS HOLDINGS, INC.

By:	/s/ John M. Roth
Name: John M. Roth
Title: Vice President

FS EQUITY PARNTERS INTERNATIONAL, L.P.

By:	FS&Co. International, L.P.,
Its General Partner

By:	FS International Holdings Ltd.
Its General Partner

By:    /s/ John M. Roth

Name: John M. Roth
Title: Vice President

FS&CO. INTERNATIONAL, L.P.

By:	FS International Holdings Ltd.
Its General Partner

By:	/s/ John M. Roth
Name: John M. Roth
Title: Vice President

FS INTERNATIONAL HOLDINGS LTD.

By:	/s/ John M. Roth
Name: John M. Roth
Title: Vice President

FS EQUITY PARTNERS IV, L.P.

By:	FS Capital Partners LLC
Its General Partner

By:	/s/ John M. Roth
Name: John M. Roth
Title: Managing Member

FS CAPITAL PARTNERS LLC

By:	/s/ John M. Roth
Name: John M. Roth
Title: Managing Member